

Simina Farcasiu · 2nd

Chief Investment Officer at Belstar Management Company

Austin, Texas, United States ·

Contact info

500+ connections

2 mutual connections: James C. Row and Lydia Smith

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Jetoptera, Inc.

Princeton University

Experience

Co-Founder, CFO
Jetoptera, Inc.
Jun 2015 – Present · 6 yrs 3 mos
Edmonds, WA

www.jetoptera.com

Managing Partner
Energy Finance Partners, LLC
2015 – Present · 6 yrs
Austin, TX

CEO and Founder
Lower48 Analytics, Inc.

2017 – Present · 4 yrs
Austin, TX

www.lower48.com

Chief Investment Officer
Belstar Management Company
2009 – Present · 12 yrs

Portfolio Manager
Bear Stearns Asset Management
2006 – 2009 · 3 yrs

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Education

Princeton University
AB
1979 – 1983